SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2024 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Merger Agreement

On July 2, 2024, Nano Dimension Ltd. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Nano US I, Inc. a Delaware corporation and an indirect wholly owned subsidiary of the Company (“Merger Sub”), and Desktop Metal, Inc., a Delaware corporation (“Desktop Metal”), pursuant to which Merger Sub will merge with and into Desktop Metal, with Desktop Metal surviving the merger as an indirect wholly owned subsidiary of the Company (the “Merger”). Following the closing of the Merger (the “Closing”), Desktop Metal’s Common Stock (as defined below), will be delisted from the New York Stock Exchange and will be deregistered under the Exchange Act of 1934, as amended.

Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Class A common stock, par value $0.0001 per share, of Desktop Metal (“Common Stock”) (other than (i) shares of Desktop Metal preferred stock par value $0.0001 per share (“Preferred Stock”), (ii) shares held by Desktop Metal as treasury stock or otherwise held directly by a Desktop Metal subsidiary, the Company or Merger Sub, and (iii) shares of Common Stock held by Desktop Metal stockholders that are entitled to, and have properly demanded appraisal for such shares, in accordance with, and have complied in all respects with, Section 262 of the Delaware General Corporation Law (such shares, “Dissenting Shares”)), will be converted automatically into the right to receive an amount in cash equal to $5.50 per share (the “Per Share Merger Consideration”), without interest, subject to downward adjustment, by an amount (the “Consideration Adjustment Amount”) equal to the sum of (x) the product of (A) the aggregate principal amount outstanding under the Bridge Loan Facility (as defined below) together with accrued and unpaid interest, as of the Closing divided by $2.5 million, and (B) $0.10 (provided that in no event shall the adjustment pursuant to (x) hereunder be greater than $0.80), plus (y) the product of (A) all unpaid Company Transaction Expenses (as defined in the Merger Agreement) as of the Closing divided by $2.5 million, and (B) $0.10 (provided that in no event will the adjustment pursuant to (y) hereunder be greater than $0.60), plus, (z) $0.0325 to the extent, on or prior to Closing, certain participants in the Desktop Metal. Severance Plan have not signed a Severance Letter Agreement (as defined in the Merger Agreement) with the Company agreeing to certain matters, subject further to any applicable tax withholdings. At the Effective Time, each share of Preferred Stock, each Dissenting Share and, when converted into the right to receive the Per Share Merger Consideration, each share of Common Stock, will be cancelled and shall cease to exist, and each certificate formerly representing such shares of Common Stock will thereafter represent only the right to receive the Per Share Merger Consideration.

Stock Options. Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Common Stock (each, a “Desktop Metal Option”) that is outstanding, vested and unexercised immediately prior to the Effective Time will be cancelled, and the holder of such Desktop Metal Option shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Per Share Merger Consideration for each Net Share (as defined in the Merger Agreement) covered by such Desktop Metal Option, without interest and less applicable tax withholdings. All unvested Desktop Metal Options and, to the extent that there is no Net Share (as defined in the Merger Agreement) covered by a vested Desktop Metal Option, such Desktop Metal Stock Option will be cancelled, and such holder will receive no consideration for such Desktop Metal Option.

Restricted Stock Unit Awards. Each restricted stock unit of Desktop Metal (each, a “Desktop Metal RSU”) unvested and outstanding immediately prior to the Effective Time will be automatically cancelled and replaced with a grant by the Company of restricted share units (“Replacement RSUs”) on similar terms and conditions as were applicable to the Desktop Metal RSU under the relevant Desktop Metal incentive award plan immediately prior to the Effective Time, except that the Replacement RSUs will vest pro-rata over the three (3) years following the Closing (provided that certain holders of Desktop Metal RSUs will be entitled to maintain any vesting acceleration to which they are entitled under Desktop Metal’s severance plan, and such protection shall continue to apply to the Replacement RSUs, subject to the terms and limitations set forth in any Severance Letter Agreement with such holder). The number of Company ordinary shares, par value NIS 5.00 per share (the “Ordinary Shares”), underlying the Replacement RSUs will be determined by multiplying the number of shares of Common Stock issuable upon vesting of the Desktop Metal RSUs by the quotient obtained by dividing (a) the Per Share Merger Consideration by (b) the volume weighted average price of an American Depositary Share of the Company (representing a beneficial interest in one (1) Ordinary Share) for the ten (10) consecutive trading days ending on (and including) the trading day that is immediately preceding the day that is three (3) days prior to the Closing, rounding down to the nearest whole number of shares and subject to certain customary reductions.

Performance Stock Unit Awards. Each Desktop Metal performance-based restricted stock unit (each a “Desktop Metal PSU”) outstanding immediately prior to the Effective Time that remains unvested will automatically terminate in full, effective as of the Effective Time. Each Desktop Metal Option, Desktop Metal RSU and Desktop Metal PSU will no longer have any force and effect on or after the Effective Time.

Debt Repurchase. Desktop Metal has approximately $115.0 million in principal amount of outstanding 6.0% Convertible Senior Notes due 2027 (the “Convertible Notes”). Following the Closing, the Company must offer to repurchase all outstanding Convertible Notes at a cash purchase price equal to the $115.0 million principal amount of the Convertible Notes, plus accrued and unpaid interest to the date of repurchase.

Board Representation and Governance. Pursuant to the Merger Agreement, the Board of Directors of Desktop Metal will resign from office effective as of the Effective Time and the Board of Directors of Merger Sub will be the Board of Directors of Desktop Metal. Unless otherwise determined by the Company, the officers of Desktop Metal immediately prior to the Effective Time will continue to be the officers of Desktop Metal.

Conditions to the Closing. The consummation of the Merger is subject to customary closing conditions, including, among other things:

●	the requisite approval of the Transaction Proposals (as defined in the Merger Agreement) by Desktop Metal’s stockholders;
●	the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other regulatory approvals by applicable governmental authorities, including CFIUS Approval (as defined in the Merger Agreement);
●	the absence of injunctions or legal restraints that have the effect of preventing the consummation of the Merger;
●	the absence of a material adverse effect with respect to Desktop Metal after the date of the Merger Agreement;
●	the absence of a Bankruptcy (as defined in the Merger Agreement) experienced by Desktop Metal or its subsidiaries;
●	subject to certain materiality thresholds, the accuracy of the representations and warranties made by Desktop Metal, on the one hand, and the Company and Merger Sub, on the other hand, and performance or compliance in all material respects by all parties to the Merger Agreement with their respective obligations and covenants required to be performed or complied with thereunder; and
●	the agreement by the Company, Desktop Metal and Merger Sub with respect to the Consideration Adjustment Amount.

Representations, Warranties and Covenants. The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among others: (i) with respect to the conduct of the business of Desktop Metal and the Company and their respective subsidiaries prior to the Closing; (ii) providing that Desktop Metal and the Company use their reasonable best efforts to obtain all necessary regulatory approvals; (iii) providing that Desktop Metal and the Company cooperate in the preparation of a proxy statement (the “Proxy Statement”) to be filed by Desktop Metal with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the solicitation of proxies from Desktop Metal’s stockholders at Desktop Metal’s stockholders’ meeting for the adoption and approval of the Transaction Proposals; (iv) requiring Desktop Metal to provide the Company with monthly statements regarding Desktop Metal’s cash balances; and (v) requiring that Desktop Metal not solicit or negotiate with third parties regarding alternative transactions, comply with certain related restrictions and cease discussions regarding alternative transactions.

Termination of the Merger Agreement. Subject to certain limited exceptions, the Merger Agreement may be terminated by:

●	mutual written consent of Desktop Metal and the Company;
●	either Desktop Metal or the Company, if any court or governmental entity of competent jurisdiction issues a final and non-appealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger, or any Israeli court shall have issued an order, injunction or decree or other legal restraint or prohibition or imposing conditions that are unacceptable to the Company;

●	either Desktop Metal or the Company, if any governmental authority that must grant a required regulatory approval under the Merger Agreement has denied approval of the Merger and such denial has become final and non-appealable;
●	either Desktop Metal or the Company, if the other party breaches or fails to perform any of its covenants or agreements contained in the Merger Agreement, or if any of the representations or warranties of the other party contained in the Merger Agreement fails to be true and correct, such that the conditions to closing of the transactions contemplated by the Merger Agreement would not be satisfied at the closing of the Merger, and such other party has not cured such breach within 30 days of notice from the terminating party of its intent to terminate;
●	either Desktop Metal or the Company, if the transactions contemplated by the Merger Agreement are not consummated on or before January 31, 2025 (the “End Date”), provided that each of Desktop Metal and the Company will be entitled to extend the End Date to March 31, 2025 if any of the required regulatory approvals have not been obtained at the applicable End Date but all other specified conditions to the Closing have been satisfied at such time (or are capable of being satisfied at the Closing);
●	the Company, if Desktop Metal’s Board of Directors modifies its recommendation to Desktop Metal’s stockholders with respect to the Transactions Proposals;
●	either Desktop Metal or the Company, if the requisite approval of Desktop Metal’s stockholders is not obtained following a vote taken thereon at the meeting (subject to valid adjournment and postponement of any such meeting);
●	the Company, to the extent Desktop Metal’s Cash Burn (as defined in the Merger Agreement) exceeds $20.0 million during any fiscal quarter beginning with the fiscal quarter ending September 30, 2024, or if an event of default has occurred under the Bridge Loan Facility (as defined below) to the extent Desktop Metal has drawn on the Bridge Loan Facility; and
●	the Company, if Desktop Metal or any of its subsidiaries experiences a Bankruptcy (as defined in the Merger Agreement).

Termination Fees and Expenses. In the event that the Merger Agreement is terminated because the required approval of Desktop Metal’s stockholders of the Transactions Proposals is not obtained following a vote taken thereon at the meeting, Desktop Metal will be required to pay the Company’s reasonable, documented out-of-pocket fees and expenses, not to exceed $6.0 million.

Subject to the terms and conditions of the Merger Agreement, Desktop Metal will be required to pay the Company a termination fee of $7.875 million if (i) the Company terminates the Merger Agreement as a result of a change in recommendation by Desktop Metal’s Board of Directors or (ii) either party terminates the Merger Agreement as a result of the failure to obtain the approval of Desktop Metal’s stockholders following a vote taken thereon at a meeting of Desktop Metal’s stockholders and, at the time of such termination, the Company was entitled to terminate the Merger Agreement as a result of a change in recommendation by Desktop Metal’s Board of Directors.

Subject to the terms and conditions of the Merger Agreement, the Company will be required to pay Desktop Metal a termination fee of $5.0 million if: (i) the Merger is prohibited, enjoined or prevented by court order, injunction, or decree or such order, injunction or decree imposes conditions to the Merger that are unacceptable to the Company; or (ii) the transactions contemplated by the Merger Agreement are not consummated on or before the End Date (or any applicable extension thereto) solely as a result of the Company’s determination that any conditions imposed are not acceptable to the Company, but all other conditions to the Closing have been satisfied.

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Desktop Metal and the Company in connection with the signing of the Merger Agreement or in filings and reports of the parties with the SEC. These confidential disclosure schedules contain information that modify, qualify and create exceptions to the representations, warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Desktop Metal and the Company rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about the Company. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Bridge Loan Facility

Pursuant to the Merger Agreement, the Company agreed to provide Desktop Metal with a $20.0 million multi-draw term loan facility (the “Bridge Loan Facility,” and each draw under the Term Loan, a “Draw”) at Desktop Metal’s request at any time and from time to time after January 7, 2025, subject to the execution of definitive loan documents mutually agreed by the Company and Desktop Metal (the “Credit Agreement”) to reflect the terms and conditions set forth on a separate term sheet (the “Loan Term Sheet”) attached to the Merger Agreement or on such terms as may otherwise be agreed in writing by the Company and Desktop Metal promptly following, and in any event within 30 days of the Effective Date (or such later date as the Company and Desktop Metal may agree). The Bridge Loan Facility is meant to supplement Desktop Metal’s working capital and liquidity on an ongoing basis to bridge to the closing of the Merger.

Borrowings under the Bridge Loan Facility will accrue interest at a rate of 10% per annum and will mature on the earlier of (a) consummation of the Merger, (b) March 31, 2025, (c) immediately following the date of termination of the Merger Agreement, or (d) the date on which the obligations are accelerated due to an event of default under the Credit Agreement. Each Draw is subject to the satisfaction of certain conditions, as set forth in the Loan Term Sheet.

The foregoing description of the Loan Term Sheet is qualified in its entirety by the full text of the Loan Term Sheet, which is included as a schedule to the Merger Agreement.

Voting and Support Agreements

As an inducement to the Company entering into the Merger Agreement, on July 2, 2023, (a) Ric Fulop, Desktop Metal’s Chief Executive Officer, (b) KPCB Holdings, Inc., (c) Khaki Campbell Trust, (d) Bluebird Trust, (e) Jonah Myerberg, (f) Audra Myerberg, (g) Wen Hsieh and (h) Red Tailed Hawk Trust ((a) through (h), collectively, the “Stockholders”), who collectively beneficially own securities representing approximately 19% of the voting power of Desktop Metal, entered into Voting and Support Agreements with the Company (collectively, the “Voting Agreements”), pursuant to which the Stockholders have agreed to, among other things, vote their securities (i) in favor of the approval and adoption of the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), (iii) against any amendment to Desktop Metal’s certificate of incorporation or bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, (iv) in favor of any proposal to adjourn or postpone any such meeting of Desktop Metal’s stockholders to a later date if there are not sufficient votes to approve and adopt the Merger Agreement and (v) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Desktop Metal under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, subject to the terms and conditions set forth in the Voting Agreements.

The foregoing description of the Voting Agreements is qualified in its entirety by the full text of the Form of Voting Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Press Release

On July 3, 2024, the Company and Desktop Metal issued a joint press release announcing, among other things, the execution of the Merger Agreement, a copy of which is furnished herewith as Exhibit 99.1.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), excluding Exhibits 99.1 and 99.2 hereto, are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004, 333-249184, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the SEC, and is to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between the Company and Desktop Metal, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of the Company and Desktop Metal, including expectations regarding outlook and all underlying assumptions, the Company’s and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where the Company and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that the Company or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements.

Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2023, each filed with the SEC, and in other filings by the Company and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between the Company and Desktop Metal, including the possibility that Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of the Company and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for the Company’s or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which the Company and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that the Company or Desktop Metal sells, or services that the Company or Desktop Metal provide, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on the Company’s or Desktop Metal’s supply chain and distribution network and consequently, the Company or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against the Company or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires the Company and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of the Company or Desktop Metal’s products; and disruptions of the Company’s or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Proxy Statement. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and the Company’s Form 6-K reports that published its results for the quarter ended March 31, 2024, which it furnished to the SEC on June 3, 2024, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Desktop Metal intends to file with the SEC the Proxy Statement. Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement or any other document that Desktop Metal may file with the SEC. The definitive Proxy Statement (if and when available) will be mailed to shareholders of Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Proxy Statement (if and when available) and other documents containing important information about Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.nano-di.com/sec-filings-1/default.aspx.

Participants in the Solicitation

The Company, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 23, 2024 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Desktop Metal using the sources indicated above.

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of July 2, 2024, by and among Nano Dimension Ltd., Desktop Metal, Inc. and Nano US I, Inc.*
10.1	Form of Voting Agreement and Support Agreement
99.1	Press Release dated July 3, 2024

*	Certain exhibits and schedules to this Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that the Company reserves the right to request confidential treatment for portions of any such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.

(Registrant)

Dated: July 3, 2024	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Financial Officer and Chief Operating Officer